August 13, 2018

VIA EDGAR

Mr. Karl Hiller, Branch Chief
Office of Natural Resources
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re: Bunge Limited
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 23, 2018
Form 10-Q for the Fiscal Quarter Ended March 31, 2018
Filed May 2, 2018
File No. 001-16625

Dear Mr. Hiller:

We are writing in response to the comments we received from you by letter dated August 1, 2018 regarding the above-referenced filings of Bunge Limited (the “Company”, “we” or “Bunge”). For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

1.
In a letter to the staff dated January 14, 2016, you discussed your sale of agricultural commodities and products to counterparties located in or exporting to Sudan and Syria. Additionally, we are aware of a third-party website that identifies you as a fertilizer company “serving” North Korea, Sudan and Syria.

North Korea, Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with North Korea, Sudan and Syria since your 2016 letter, including contacts with their governments, whether through subsidiaries, affiliates, distributors, partners, resellers, customers, joint ventures or other direct or indirect arrangements. Please also discuss the materiality of those contacts, in quantitative terms and in terms of qualitative factors that a reasonable investor would deem important in making an investment decision. Tell us the approximate dollar amounts of revenues, assets and liabilities associated with those countries for the last three fiscal years and the subsequent interim period. Address for us the potential impact of the investor sentiment evidenced by divestment and similar initiatives that have been directed toward companies that have operations associated with U.S.-designated state sponsors of terrorism.

The Company is a global agribusiness and food company with approximately $46 billion in annual revenues in 2017. As discussed below, the Company has had very limited business dealings with Sudan and Syria since the Company’s January 14, 2016 letter to the Securities and Exchange Commission and has had no business dealings with North Korea during that time. The Company has no assets or employees in any of these countries. We note your reference to a third-party website that identifies Bunge as a fertilizer company “serving” North Korea, Sudan and Syria. We have searched for this information online and have been unable to find it. We advise you that the Company has not sold or distributed fertilizer products to any of these countries.

Over the past three years, the Company has, through its subsidiaries and in compliance with U.S. and applicable foreign laws and in accordance with appropriate licenses of the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”), made limited sales of basic agricultural commodities and food products (specifically, sunflower oil, other vegetable oils and shortenings, sugar and wheat) to counterparties located in or exporting to Sudan and Syria. In several instances, these sales were made pursuant to United Nations humanitarian assistance programs. Additionally, while OFAC licenses authorize exports of the above-referenced products to the governments of Sudan and Syria, to the knowledge of the Company, none of the Company’s counterparties in these transactions were government-controlled entities of Sudan or Syria.

In the past three fiscal years and in the first six months of 2018, the subject transactions represented in the aggregate, 0.05%, 0.29%, 0.44% and 0.04%, respectively, of the Company’s revenues for each period.

The Company maintains policies and procedures designed to ensure that its business activities are conducted in compliance with U.S. and other applicable economic sanctions laws. The Company’s policy is that all sales involving Sudan and Syria must be authorized or otherwise permitted by OFAC, and during fiscal years 2015, 2016 and 2017 and the first six months of 2018, the Company’s subsidiaries have been authorized by OFAC licenses (general and/or specific) to export the above-referenced products to Sudan and Syria. Additionally, as described above, several of these sales have been made pursuant to United Nations humanitarian assistance programs. The Company’s dealings involving Sudan and Syria, therefore, have been consistent with U.S. foreign policy with respect to these countries.

The Company does not believe that the transactions described above are material in quantitative or qualitative terms, nor do they present a material investment risk for our security holders. This is based on: (1) the de minimis amount of these sales, (2) the fact that these sales comply with U.S. and other applicable laws and (3) the nature of the products and transactions, which are sales of basic agricultural commodities and food products and in support of international humanitarian efforts.

2.
We note that disclosures on pages three through eight of your annual report indicate you engage in a wide range of revenue generating activities. However, we do not see in your subsequent interim report many of the disclosures that are typically required upon the adoption of FASB ASC 606, pertaining to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

Please address the following points.

•	Tell us the amounts of revenue recognized from contracts with customers for each period or confirm if the amounts are as depicted in your tabulation on page 29.

We confirm that the amounts depicted in our tabulation on page 29 of the Form 10-Q for the fiscal quarter ended March 31, 2018 are the amounts of revenue recognized from contracts with customers for each period presented. The table differentiates revenues arising from FASB ASC 606 (Sales from contracts with customers) versus those for which other guidance is applied (Revenue from other arrangements), primarily FASB ASC 815, “Derivative and Hedging.”

•
With regard to the amounts attributable to revenues from arrangements that you believe are not within the scope of FASB ASC 606, describe the underlying transactions and identify the particular accounting guidance that you apply to those arrangements, along with your rationale. Tell us the amounts applicable to each type or category of such arrangements, disaggregated as necessary and reconciled to the amounts shown for each segment and on a consolidated basis.

Substantially all of the underlying transactions giving rise to amounts attributable to revenues from arrangements not within the scope of FASB ASC 606 are forward sales of agricultural commodities under the scope of FASB ASC 815.

FASB ASC 606-10-15-2, states:
“An entity shall apply the guidance in this Topic to all contracts with customers, except the following: […]
c. Financial instruments and other contractual rights or obligations within the scope of the following Topics: […]
7. Topic 815, Derivatives and Hedging

These forward sales of agricultural commodities meet the definition of a derivative under FASB ASC 815 given they have an underlying (e.g. the price of soybeans), a notional (e.g. bushels), we make no initial net investment, the underlying commodity to be physically delivered is readily convertible to cash, such that the customer receives an asset that puts the customer in a position not substantially different from net settlement, and Bunge does not apply the normal purchase and normal sale exception. Further information about fair value of these contracts is presented in the Company’s Note 11: Financial Instruments and Fair Value Measurements (pages 16-22 of the Form 10-Q for the fiscal quarter ended March 31, 2018).

Other revenues not in scope of FASB ASC 606 are not material and would not warrant additional disclosure.

•
Please address each of the disclosure requirements in FASB ASC 606-10-50-1 through 23, as these pertain to your contracts with customers. Identify any specific disclosures in your interim report that you believe are responsive to these requirements. For example, these would generally entail disclosures

•	(i) indicating how the nature, amount, timing and uncertainty of revenues and cash flows associated with different types of contracts with customers are affected by economic factors;

Under FASB ASC 606, the Company recognizes substantially all of its revenue, namely sales of grains, oilseeds, wheat and corn milling, edible oils, sugar and fertilizers, at a point in time primarily based on the later of the transfer of legal title or the transfer of the significant risks and rewards of ownership. These judgements and timing are not affected by economic factors.

Variability in the transaction price arises primarily due to variability of the quantity or product mix, discounts, sales incentives, variable pricing formulas, and penalties. For contracts where the variability in transaction price results from quantity, product mix or variable pricing formulas, this variability is resolved as products are shipped under the contract, thus the recognition of revenues are not sensitive to economic factors.

Variability related to discounts and sales incentives is resolved as the customer completes the qualifying activities that give rise to the discounts and sales incentives. Variability related to penalties is resolved upon the occurrence or nonoccurrence of an event that would give rise to a penalty. In estimating the amount of variable consideration to which it will be entitled, and determining whether the estimated variable consideration should be constrained, the Company considers its experience with similar transactions and expectations regarding the contract. While discounts, sales incentives and penalties may have some inherent, if not explicit, sensitivity to economic factors, they are not significant to the Company in the whole.

For our ocean freight voyage charter contracts where revenue is recognized over time, the variability is driven by the timing of the voyage and not significantly by economic factors.

Given the Company’s FASB ASC 606 revenues are not sensitive to economic factors, no additional disclosures on this point were provided.

FASB ASC 606 also notes that an entity shall disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors. When developing the reportable segments disclosures, Bunge considered segments’ economic characteristics, nature of products and services offered, nature of production processes, and the type and class of customer and distribution methods. Therefore, the segment-related disclosures on page 29 of the Form 10-Q for the fiscal quarter ended March 31, 2018 were deemed sufficient to illustrate the nature, amount, timing and uncertainty of revenue and cash flows.

•
(ii) regarding the nature of goods or services that are associated with the performance obligations under your contracts with customers, also encompassing the timing of fulfillment, significant payment terms, and any residual obligations or warranties; and

Under FASB ASC 606, the Company’s revenues are affected by timing of fulfillment due to the transfer of title issues that existed under SFAS 605 and is described in Note 1: Nature of Business, Basis of Preparation, and Significant Accounting Policies of our annual report as provided in the Form 10-K for the fiscal year ended December 31, 2017.

Significant payment terms and the impact of any residual obligations or warranties are insignificant. As such, additional disclosure was not provided on these points. The exception to this is ocean freight voyage charter revenues, which are recognized over the voyage period, for which additional disclosure has been provided in the transition section of Note 2. Accounting Pronouncements on page 8 of the Form 10-Q for the fiscal quarter ended March 31, 2018. This revenue stream is not significant and, as further evidenced by the small transition adjustment that resulted from the change from FASB ASC 605 to FASB ASC 606 for this revenue stream, any uncertainty arising from these contracts is not significant to Bunge’s results.

•
(iii) describing the judgements involved in determining when performance obligations have been satisfied, including recognition methodology and rationale, assessing when customers obtain control of the promised goods or services, and in determining the transaction price and allocations of transaction price to multiple performance obligations.

Performance obligations for Bunge’s sales contracts primarily relate to the Company’s promise to transfer to customers’ specific weights of products identified in contracts with customers. Where performance obligations are satisfied at a point in time, the Company considers transfer of legal title and the significant risks and rewards of ownership to be the most significant consideration in the timing of the transfer of control of products to a customer. In contracts that do not specify the timing of transfer of legal title or transfer of significant risks and rewards of ownership, judgment is required in determining the timing of transfer of control. In such cases the Company considers standard business practice and the relevant laws and regulations applicable to the transaction to determine when legal title or the significant risks and rewards of ownership are transferred. This accounting is described in Note 1: Nature of Business, Basis of Preparation, and Significant Accounting Policies of our annual report as provided in the Form

10-K for the fiscal year ended December 31, 2017. The judgments applied to determine when the performance obligations are satisfied under FASB ASC 606 ae unchanged from those applied under FASB ASC 605, thus there was no impact from adoption and the Note 1 wording as previously provided is still applicable.

The transaction price is generally allocated to performance obligations on a relative standalone selling price basis. Standalone selling prices are estimated based on observable data of the Company’s sales of such products and services to similar customers and in similar circumstances on a standalone basis. In assessing whether to allocate variable consideration to a specific part of the contract, the Company considers the nature of the variable payment and whether it relates specifically to its efforts to satisfy a specific part of the contract.

To the extent that you believe any of the specific requirements are not applicable or not material to your contracts with customers, provide an explanation and support for your view.

As described above, the Company’s revenues in scope of FASB ASC 606 do not contain significant uncertainty and little judgment is necessary when recognizing them. As such, disclosures in respect of revenue recognition have been limited and are not a component of Critical Accounting Policies and Estimates. Given the adoption of FASB ASC 606 did not result in a meaningful change in accounting treatment, enhancements to disclosures have been limited to the transition and quantitative disclosure requirements, with continued reference to our Note 1 wording in Bunge’s Form 10-K for the fiscal year ended December 31, 2017. It is our intention to revise the wording contained in Note 1 to further align with the concepts in FASB ASC 606 in Bunge’s Form 10-K for the fiscal year ended December 31, 2018.

If you or any other members of the Staff have any questions concerning the matters referred to in this letter, please contact the undersigned at (914) 684-3407 or Carla Heiss at (914) 684-3427.

Sincerely,

/s/ Thomas M. Boehlert
Thomas M. Boehlert
Chief Financial Officer

cc: David G. Kabbes, Bunge Limited
Carla Heiss, Bunge Limited